SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934


For the month of May, 2001

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

      Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (Address of
                          principal executive offices)

              [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F    X    Form 40-F
                                 -----             -----
              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

     1. The English language press release of ABN AMRO Holding N.V. announcing the financial results for the first quarter of the year 2001, dated May 9, 2001.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                              SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Holding N.V.


Date:  May 16, 2001           By:     /s/ R.W.F. Van Tets
                                      --------------------
                                      Name:   R.W.F. Van Tets
                                      Title:  Member of the Managing
                                              Board

                                       /s/ J.C.L. Kuiper
                                      --------------------
                                      Name:   J.C.L. Kuiper
                                      Title:  Member of the Managing
                                              Board


                                ABN AMRO BANK N.V.


Date:  May 16, 2001           By:     /s/ R.W.F. Van Tets
                                      --------------------
                                      Name:   R.W.F. Van Tets
                                      Title:  Member of the Managing
                                              Board

                                       /s/ J.C.L. Kuiper
                                      --------------------
                                      Name:   J.C.L. Kuiper
                                      Title:  Member of the Managing
                                              Board

Amsterdam, 9 May 2001

ABN AMRO reports first quarter 2001 results:
Adverse trends hit bottom line but aggressive cost management brings in the results

o        First quarter revenues in line with market trends
o Costs up marginally in the first quarter, compared to the first quarter of 2000
o        New organisation in place; implementation strategy on track

Net profit for the quarter ended 31 March 2001 was slightly higher (1%) at EUR 683 mln compared to the last quarter of 2000. Revenues fell by 3% while expenses declined by 7%, in the first quarter 2001 compared to the fourth quarter 2000. This decline in expenses is a reflection of the measures undertaken to bring costs under control. Compared to the strong first quarter of 2000, total revenues declined by 3% to EUR 4,533 mln. The decline in revenues can be attributed to the downturn in the financial markets coupled with the general softness in the global economy. As such, this has resulted in a decline in commissions and net interest income, which was offset in part by the relative robust performance of various fixed income products and the retail operations in the United States. Operating expenses increased by 2% to EUR 3,253 mln, while provisioning/FAR was EUR 90 mln higher at EUR 267 mln. Consequently, net profit for the same period was 12% lower. The tax rate in the first quarter of 2001 was lower due to tax exempted revenues, release from a tax provision outside The Netherlands.

Chairman's statement
"In the second half of 2000, we saw the development of two distinct economic trends - a slowdown of the US economy heralded by the significant correction in the Telecom, Media & Technology sector, and in the Eurozone, a flattening of the yield curve. These trends have continued in the first quarter of this year, affecting some of our businesses. Given the economic uncertainties, it is difficult to predict how the remainder of the year will transpire. Should these conditions prevail in the rest of this year, it will be a challenge to equal the record profits of 2000," says Rijkman Groenink.




Key figures group results first quarter 2001
(in millions of euros and %)                                                               % change
                                                                                   ------------------------
                                            First         First          Fourth      Q1 2001     Q1 2001
                                          quarter       quarter         quarter            /           /
                                             2001          2000            2000      Q1 2000     Q4 2000

Operating result                            1,280         1,452           1,162        (12)           10
Provisioning / FAR                            267           177             112         51           138
Operating profit before taxes               1,001         1,280           1,015        (22)           (1)
Net profit                                    683           774             676        (12)            1
Earnings per share (EUR)                     0.45          0.51            0.44        (12)            2
Efficiency ratio                             71.8%         68.8%           75.1%

(in billions of euros and %)             31 March       31 Dec.        % change
                                             2001         2000
Total assets                                601.7        543.2            10.8
Group capital                                33.7         32.5             3.5
Total risk-weighted assets                  278.4        263.9             5.5

BIS ratio                                   10.19%       10.39%
Tier 1 ratio                                 6.82%        7.20%

NB.  The numbers stated above are unaudited.




ABN AMRO GROUP
(in millions of euros and %)                                                                   % change
                                                                                       --------------------------

                                               1st Q 2001   1st Q 2000    4th Q 2000       Q1 2001 /   Q1 2001 /
                                                                                             Q1 2000     Q4 2000
Net interest income                                 2,262        2,256         2,522             0          (10)
Revenue from participations                           121           82            58            48           109
Commissions                                         1,291        1,544         1,449          (16)          (11)
Financial transactions                                542          556           258           (3)           110
Other                                                 317          218           385            45          (18)
Total revenues                                      4,533        4,656         4,672           (3)           (3)
Total operating expenses                            3,253        3,204         3,510             2           (7)
Operating result                                    1,280        1,452         1,162          (12)            10

Efficiency ratio                                    71.8%        68.8%         75.1%

NB.  The numbers stated above are unaudited.



At group level, the development of the revenues in the first quarter of 2001 broadly reflects the market trends. Total revenues were lower compared to the first and the last quarter of 2000. As such, the downturn in the financial markets, coupled with the relative flatness of the yield curve, have affected the performance of all three SBUs. In essence, this means that commission income was lower and net interest income was equal compared to the first quarter of last year. While the Wholesale Clients SBU and the Netherlands BU within the Consumer & Commercial Clients SBU have suffered as a result of these developments, the impact on the Private Clients and Asset Management SBU has been less severe.

Bucking the trend, the Global Financial Markets BU (Fixed Income, Treasury and Structured Finance) within the Wholesale Clients SBU has emerged as a very important revenue driver this quarter. The reorganisation of the Global Financial Markets (GFM) BU, coupled with favourable market conditions (a.o. falling interest rates), have allowed the GFM BU to take advantage of significant issuance of debt in the first three months of this year. In addition, the US operations within the Consumer & Commercial Clients (C&CC) SBU have turned in a relative strong performance. The sale of the Hungarian insurance business, Mebit, generated a gain of EUR 57 mln, which is comparable to a gain of EUR 56 mln (Phone.com) in the first quarter of 2000.

Taking into account the significant increase in expenses in the last quarter of 2000, the development of expenses in the first quarter of 2001 reflects a desirable trend. Although higher by 2% compared to the first quarter of last year, expenses actually declined by 7% compared to the last quarter of 2000. As such, the development of expenses reflects the effect of two factors, namely, the momentum effect of expenses from last year coupled with the measures taken to bring costs under control. The vast majority of the expected cost benefits from the reorganisation have yet to make a significant impact; to date, we have utilised EUR 37 mln of the restructuring costs in 2001. It is expected that the projected benefits will accrue within the projected four-year period.

The provisioning levels for the first quarter 2001 are higher compared to the first and the last quarter of 2000. The higher numbers reflect a marginal deterioration of the weighted average UCR (Uniform Credit Rating) and the impact of one-off incidents such as the foot and mouth disease in the Netherlands. Provisioning for the first quarter of 2001 does not include any additions or releases from the FAR (fund for general banking risks). The required level of the FAR will be determined at year-end in order to avoid substantial quarterly fluctuations.

The risk weighted assets (RWA) have increased by EUR 15 bln to EUR 278 bln compared to year-end 2000. The increase is in part due to currency effects. The capital ratios remain at satisfactory levels; a tier I capital ratio of 6.82% and a total capital ratio of 10.19%. The timing of acquisitions and divestitures will, needless to say, have an effect on RWA and capital ratios. The capital ratios, nevertheless, will be at levels commensurate with our credit rating.

STATUS REPORT ON STRATEGIC INITIATIVES

Cost efficiencies with respect to Technology, Operations & Property Services within WCS

We remain confident that the total programme of change in Technology Operations & Property Services (TOPS) will deliver the projected annualised cost savings of approx. EUR 450 mln by 2002, having realised approx. EUR 60 mln to date. We have announced our intention to move the Equity, Fixed Income and associated Derivative operations and IT infrastructure from Amsterdam to London, our aim to concentrate European Treasury operations in Amsterdam and our plans to rationalise IT development activities in both London and Amsterdam (all subject to Workers Councils advice). The combined effect of these organisational changes is to reduce the headcount of TOPS in 2001 by approx. 600 internal staff and approx. 300 external staff. To date, we have reached a headcount reduction of 170 FTEs, and have successfully transferred the processing of Government Bonds from Amsterdam to London.

Closure of countries and disposal of retail businesses

In the strategic review, the presence of ABN AMRO in markets world-wide has been analysed, with the purpose of allocating resources to markets with the highest returns or strongest benefits for the rest of the network. As a result, ABN AMRO has announced that it will exit approx. 11 countries and discontinue parts of its operations (mainly retail businesses) in a large number of other countries. So far, ABN AMRO has announced the sale of all activities in Bolivia, Suriname and Ecuador.

The sale of the life insurance business in Hungary and the merger of the Hungarian operation with KBC have been concluded. The merged entity will be the second largest bank in Hungary. The sale of European American Bank to Citibank is expected to close in the second quarter of this year.

Furthermore, the bank has announced the sale of parts of the business in Argentina, Russia, South Africa (equities) and the Netherlands Antilles (wholesale and retail). ABN AMRO will continue a presence in these countries in other lines of business.

Strategic acquisitions in the US

On 1 February 2001, ABN AMRO completed its acquisition of Alleghany Asset Management. Alleghany manages assets with a total value of USD 45 bln. This acquisition increases ABN AMRO's global assets under management by 35% to EUR 168 bln and gives ABN AMRO a substantial presence in the world's biggest asset management market.

With regard to the C&CC SBU, the  acquisition of Michigan  National  Corporation
(MNC) was closed on 2 April 2001. MNC has been integrated with Standard Federal Bank (ABN AMRO's Detroit-area banking subsidiary) to form Michigan's second largest bank. As such, this would allow ABN AMRO to consolidate its position in the US MidWest. The integration of management, systems and back office operations will create strong synergistic benefits.

On 1 May 2001, ABN AMRO completed its acquisition of the prime brokerage, corporate finance, domestic equities, and futures and options businesses of ING Barings North America. The acquisition did not include the loan portfolio. The acquisition will enable ABN AMRO's Wholesale Clients SBU to further strengthen the service it offers to its chosen clients world-wide and to further accelerate its plans for the North American market.

BU Netherlands

New service concepts will be put into effect in The Netherlands; the concept will entail an increased focus on clients, within a sustainable cost platform. The service concepts, in itself, are a reflection of the changes in buying behaviour of the clients, such as an increased demand for advisory services and multi-channel services.

The restructuring process in The Netherlands, a consequence of the new service concepts, is on track. The bank is currently in negotiations with the Labour Unions. We are pleased that an agreement has been reached on the restructuring process. As such, this agreement is subject to the final concurrence as part of the collective labour agreement. Progress on these negotiations are leading us to believe that we will conclude these before 1 June 2001.

Further information can be obtained from:
Press Relations       : +31 20 6288900
Investor Relations  :+31   20 6287835


This press release is also available on the internet:
-        http://www.abnamro.com/pers/ (Dutch version)

-        http://www.abnamro.com/pressroom (English version)



THE WHOLESALE CLIENTS SBU
(in millions of euros and %)
                                            2001          2000          2000             % change
                                         -----------------------------------------------------------------
                                         -----------------------------------------------------------------
                                              Q1            Q1            Q4            Q1         Q1
                                                                                       01/         01/
                                                                                     Q1 00       Q4 00
                                         -----------------------------------------------------------------
                                         -----------------------------------------------------------------

Net interest revenue                          442           404           491           9          (10)
Net commissions                               556           807           672         (31)         (17)
Results from financial transactions           481           527           276          (9)          74
Other revenue                                  35            17           137          106         (75)
                                         ---------     ---------     ---------
Total revenue                               1,514         1,755         1,576         (14)           (4)
Operating expenses                          1,301         1,393         1,464          (7)          (11)
                                         ---------     ---------     ---------
Operating result                              213           362           112         (41)           90
Provisioning for loan losses                   92            53          (55)         (74)            -
Net profit                                     76           205            74         (63)            3
                                         =========     =========     =========

Efficiency ratio                            85.9%         79.4%         92.9%

                                         31 March        31 Dec.     % change
                                             2001          2000
Staff (fte)                                22,464         23,003         (2)
(in billions of euros)
Total assets                                311.5          269.7         16
Risk weighted assets                         96.9           88.5         10


NB.  The numbers stated above are unaudited and proforma.



The performance of the Wholesale Clients (WCS) SBU in the first quarter of 2001 is a fair reflection of the prevailing market conditions, its revenue and product mixes and the strategic choices (clients) within which it has chosen to operate.

Revenues for the first quarter of 2001 were lower (14%) compared to the first quarter of 2000 and marginally lower (4%) compared to the last quarter. The continuing weakness of the equity markets and the resulting lack of business volume has meant a significant decline in commission income. Private Equity has seen a significant lower contribution to the bottom-line during the quarter after buoyant exit conditions in 2000. As mentioned earlier, bucking the trend, the Global Financial Markets BU (Fixed Income, Treasury and Structured Finance) has turned in a robust performance - attributable in part to the falling interest rate environment and in part to the reorganisation of this BU. The revenue numbers were further helped by a stronger performance of Corporate Finance and Equity towards the end of the quarter.

Expenses during the same comparative periods present a differing trend compared to revenue development. Expenses in the first quarter 2001 were 7% lower compared to the first quarter of 2000 and 11% lower compared to the last quarter. We believe that this reduction in expenses is the result of the measures undertaken to bring costs under control.

Provisioning during the first quarter of 2001 was higher (74%) than in the first quarter last year; this increase in provisions was primarily in the Loan Products BU (US portfolio). Notwithstanding the increase in percentage terms, the level of provisioning at 38 bps is satisfactory in the context of the risk weighted assets of the SBU (EUR 96.9 bln). We, therefore, are confident with the quality of the overall portfolio.

The efficiency ratio for the quarter, although higher compared to the first quarter of 2000, was 7 percentage points lower than the last quarter of 2000. The overall deterioration of the efficiency ratio is largely due to the weak performance of Equity, lower valuations and a higher level of write-off in Private Equity.
Client Business Units

The Client BUs have been formed in line with the client focus of the WCS SBU. The client selection process, associated with the formation of the BUs, is now complete. The alignment of client BUs to product BUs is largely in place. The organisational infrastructure has been set up to support the process going forward.

The process of aligning clients with products on an industry specific basis has revealed that a significant part of the client base are corporates with a large market capitalisation. It is noteworthy that these large corporates are, in addition to the multinational clients, a very important client segment for our cross border business.

As such, we can already see the benefits of a full alignment of client and product coverage in the Global Financial Markets BU. The approach has lead to a focus on higher margin products. In essence, this approach to higher margin products coupled with the alignment process, has enabled us to get a significant portion of the business generated by the issuance of capital for banks and insurance companies in the last quarter. We have also seen the benefits in Asset Securitisation.

With respect to the hiring of 500 professionals for the Client BUs, a total number of 200 have been hired. This includes a significant number of internal appointments from the former International Division of the bank.

Product Business Units

The significant correction and the continuing weakness of the market affected the performance of Equity during the first quarter of this year. As to how Equity will perform during the course of the year is, to a very large extent, contingent upon these market conditions.

The Global Financial Markets BU has performed relatively well on the back of favourable market conditions and the realignment of the business to client driven profitability. As such, this alignment of product delivery capabilities with target clients has allowed the Global Financial Markets BU to reap the full benefits of the favourable market conditions. The US high yield business was substantially downsized and has been re-focussed to support our European high yield initiatives. The E-Commerce platform has been deployed across Europe and Asia, while the US is in the midst of a roll-out. With respect to Human Resources, all key positions have been filled. The centralisation of European treasury trading in Amsterdam and European Debt Capital Markets in London is in progress.

The performance of Corporate Finance have varied during the first quarter of 2001. While revenues driven by M&A activities were substantially higher than last year for the corresponding period, it was offset by weaker performance of equity capital markets. Expenses were considerably lower due to a decline in incentive compensation.

After a robust performance last year, certainly helped by buoyant exit conditions, the performance of Private Equity has been weaker this year. Devaluations in some investments have depressed results in the first quarter of the year. The quality of the portfolio remains very strong. Due to weak market conditions and the fact that the maturity profile of the portfolio has changed after last year, it is expected that the contribution from Private Equity will be lower this year.

Interest income (margin income) has held up reasonably well during the first quarter of 2001. It is noteworthy that spreads are widening due to reduced liquidity and tighter market conditions; the net effect of the increase in spreads is expected to come through in the second quarter of this year. The performance of Loan Products in the first quarter was affected by higher provisioning in the US. This must be seen in the context of the overall portfolio.


Global Transaction Services (GTS) has been a steady performer. The inherent attractiveness of a flow product, such as GTS, is that it is largely immune to the vagaries of the economic cycle. No large investments are foreseen; as such, investments will continue but at a very modest level.

Compared to last year, the growth in revenues has been very satisfactory. In sum, we are satisfied that our investments have come to fruition. The contribution of flow products from the Global Financial Markets BU has been satisfactory.


THE CONSUMER & COMMERCIAL CLIENTS SBU
(in millions of euros and %)
                                                2001          2000          2000        % change
                                          ------------------------------------------------------------------
                                          ------------------------------------------------------------------
                                                  Q1            Q1            Q4        Q1          Q1
                                                                                       01/         01/
                                                                                     Q1 00       Q4 00
                                          ------------------------------------------------------------------
                                          ------------------------------------------------------------------

Net interest revenue                           1,629         1,671         1,841       (3)         (12)
Net commissions                                  450           464           515       (3)         (13)
Results from financial transactions               56            40            39       40           44
Other revenue                                    310           208           203       49           53
                                          -----------     ---------     ---------
Total revenue                                  2,445         2,383         2,598        3           (6)
Operating expenses                             1,598         1,559         1,723        3           (7)
                                          -----------     ---------     ---------
Operating result                                 847           824           875        3           (3)
Provisioning for loan losses                     176            90           367       96          (52)
Net profit                                       500           494           413       1            21
                                          ===========     =========     =========

Efficiency ratio                               65.4%         65.4%         66.3%

                                          31 March          31 Dec.    % change
                                              2001            2000

Staff (fte)                                 74,939          75,867         (1)
(in billions of euros)
Total assets                                 236.7           223.4          6
Risk weighted assets                         163.3           157.4          4

NB.  The numbers stated above are unaudited and proforma.




The Consumer & Commercial Clients (C&CC) SBU turned in a strong overall performance in the first quarter of 2001 despite the flatness of the yield curve and substantially lower investor activity in the equity markets. Compared to the first quarter of 2000, net profit increased by 1%. Compared to the fourth quarter of 2000, C&CC showed a substantial increase in net profit of 21%.

Notwithstanding the above, the performance of The Netherlands BU was weak in the first quarter. This weakness, however, was offset by the strong performance of the United States. The sale of Mebit, the Hungarian insurance company, led to a non-recurring income of EUR 57 mln in the first quarter of 2001.

Although provisioning levels were significantly higher (EUR 86 mln) in the first quarter of this year compared to the first quarter of last year; it was approximately 50% lower in the fourth quarter 2000. This decrease, compared to the last quarter of 2000, partially stems from a lower provisioning level in Asia.

The Netherlands  (please refer to annex 4)

For The Netherlands, revenues were down 9% compared to the first quarter of 2000. The decrease in revenues is in large part due to the flatness of the yield curve in the Eurozone. Consequently, net interest income fell by 14% compared to the first quarter. It is noteworthy that despite the relative lack of investor activity in equities, commission income has performed quite well; an increase of 4% compared to the strong first quarter of 2000.

Operating expenses rose by 5%, in part due to wage increases awarded in accordance with the collective labour agreement and in part due to higher profit sharing. As such, this has led to an efficiency ratio of 86.8%, compared to 75.1% in Q1 2000.

Provisioning levels have increased to EUR 54 mln for the quarter ended March 31 2001, mainly due to the foot and mouth disease. United States (please refer to annex 4)

Revenue increased by 12% compared to the first quarter of 2000, reflecting the underlying strength of the US Midwestern economy and a healthy growth of assets and commission income in middle market corporate clients and in mortgages. The increase in revenue growth was sustained by an all-round performance - interest income (8%) and commissions (19%).

During the period under review, the operating expenses (12%) moved in line with the revenue development. As such, the efficiency ratio remained stable at 56.2%.

Provisioning was EUR 47 mln in the first quarter of 2001. Although a marginal deterioration of the weighted average UCR (Uniform Credit Rating) migration is noticeable, reflecting the economic slowdown, the quality of the US portfolio remains satisfactory.

Brazil (please refer to annex 4)

Despite the devaluation of the Brazilian Real, revenues and expenses for the quarter remained flat compared to the first quarter of 2000.

The first quarter of 2001 showed - in local currency - a healthy development in comparison to the first quarter of 2000. Revenues increased by 10% due to increased volumes and spreads, while expenses increased by 7%. Consequently, operating profits, in local currency, increased by 16%. The efficiency ratio, has remained flat (65%) in euro terms.

Compared to the last quarter of 2000, revenues have increased by 6% (in local currency) while expenses were kept flat.

The increase in provisioning to EUR 62 mln for the quarter compared to the first quarter of 2000 is largely due to the volume increase in the consumer finance portfolio. However, compared to the last quarter of 2000 it would appear that provisioning is levelling off.



THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU
(in millions of euros and %)
                                               2001         2000           2000         % change
                                         ------------------------------------------------------------------
                                         ------------------------------------------------------------------
                                                 Q1           Q1             Q4        Q1          Q1
                                                                                      01/         01/
                                                                                    Q1 00        Q4 00
                                         ------------------------------------------------------------------
                                         ------------------------------------------------------------------

Net interest revenue                             74            71           109         4          (32)
Net commissions                                 244           242           219         1           11
Results from financial transactions              13             8             6        63          117
Other revenue                                    11            21            27       (48)         (59)
                                         -----------     ---------     ---------
Total revenue                                   342           342           361         0           (5)
Operating expenses                              272           197           287         38          (5)
                                         -----------     ---------     ---------
Operating result                                 70           145            74       (52)          (5)
Provisioning for loan losses                      3             0          (14)          -            -
Net profit                                       42           100            41        58)            2
                                         ===========     =========     =========

Efficiency ratio                               79.5%         57.6%         79.5%

                                         31 March        31 Dec.   % change
                                             2001          2000

Staff (fte)                                 5,817         5,275        10
(in billions of euros)
Total assets                                 15.4          15.9        (3)
Risk weighted assets                          6.1           5.9         3

NB.  The numbers stated above are unaudited and proforma.



Private Clients  (please refer to annex 4)

The development of revenues for Private Clients was affected by the market conditions; the effect was primarily felt due to the negative valuation effect of client assets and lower commission income from private clients. Consequently, the revenues in the first quarter of this year were 10% lower compared to the first quarter of last year.

Expenses were substantially higher (32%) compared to the first quarter of 2000, partly due to the one-off cost associated with the restructuring. As a result, there was a significant worsening of the efficiency ratio.

It is noteworthy that the level of assets under administration was maintained, despite the weak market conditions. In and of itself, it is an achievement given the magnitude of value destruction that has taken place in the markets.

The restructuring of Private Clients meant that all the businesses in 22 countries were brought together into one coherent business line. The two key operations are in France and in the Netherlands. In order to capture significant operating efficiencies, a process of centralising back offices into three regional hubs is underway. As such, this strategic initiative will allow Private Clients to build a common platform with all the cost synergies inherent to the process.

Asset Management  (please refer to annex 4)

For the quarter ended March 31, the overall performance of Asset Management was weak. While revenues increased by 21% (taking into account the effect of the Alleghany acquisition for a period of two months), expenses were significantly higher at 48% compared to the first quarter of 2000 due to a one-off cost allocation associated with the reorganisation of the businesses and acquisition costs.

This has led to a substantial deterioration of the efficiency ratio from 70.1% in the first quarter 2000 to 85.4% in the first quarter of 2001. Consequently, net profit declined by 46% in the first quarter of 2001.

As at 31 March 2001 total assets under management were at EUR 168 bln, an increase of 31% compared to the last quarter of 2000. The composition of the assets by mandates was Institutional Clients (49%), Private Clients (10%) and Funds (41%).

CORPORATE CENTRE
(in millions of euros in %)
                                               first quarter
                                  -----------------------------------------
                                         2001          2000       % change

Total revenue                              57            40             43
Operating expenses                        (35)          (43)           (19)
                                  ------------    ----------
Operating result                           92            83             11

                                  31 March 2001   31 Dec.2000     % change
(numbers)
Staff (fte)                               584           579              1
(in billions of euros)
Total assets                             28.2          24.8             14
Risk weighted assets                      2.6           3.0            (13)

NB.  The numbers stated above are unaudited

The Corporate Centre's main areas of responsibility are the fulfilment of the governance role, the setting of policies and procedures and the offering of shared services to the three SBUs.

In contrast with the pro-forma full year results per SBU that were given on the 22 February 2001, we have decided to separately disclose the non-allocated Corporate Centre revenues and operating expenses.

The revenues and expenses include the result from the dollar hedge and other forex hedges, the ALCO book and pension premiums accounted for by the three SBUs but not paid to the Pension Fund due to a premium holiday. Net interest income mainly can be attributed to the interest received on the Capital Funding Trust of USD 2.5 bln which is part of Tier 1 equity. Results from financial transactions mainly refers to the US dollar hedge results. As stated earlier, the FAR will be taken into account only in the last quarter of this year.


                                                                                      Annex 1
Consolidated profit and loss account for the first quarter 2001
(in millions of euros and %)
                                                                      first quarter
                                                            ----------------------------------
                                                                2001        2000     % change

Net interest revenue                                          2,262        2,256          0.3

Revenue from securities and participating interests             121           82         47.6

Payment services                                                370          326         13.5
Insurance                                                        59           57          3.5
Securities                                                      447          750       (40.4)
Asset management and trust funds                                207          158         31.0
Guarantees                                                       39           43        (9.3)
Leasing                                                          45           32         40.6
Other                                                           124          178       (30.3)
                                                            -------- ------------
Net commissions                                               1,291        1,544       (16.4)

Securities                                                      257          130         97.7
Foreign exchange dealing                                        145          153        (5.2)
Derivatives                                                     168          188       (10.6)
Trading LDC-portfolio                                             7           10       (30.0)
Other                                                          (35)           75
                                                            -------- ------------
Results from financial transactions                             542          556        (2.5)

Other revenue                                                   317          218         45.4
                                                            -------- ------------
Total revenue                                                 4,533        4,656        (2.6)

Staff costs                                                   1,874        1,889        (0.8)
Other administrative expenses                                 1,138        1,093          4.1
Depreciation                                                    241          222          8.6
                                                            -------- ------------
Operating expenses                                            3,253        3,204          1.5
Operating result                                              1,280        1,452       (11.8)
Provisioning for loan losses / FAR                              267          177         50.8
Value adjustments to financial fixed assets                      12          (5)
                                                            -------- ------------
Operating profit before taxes                                 1,001        1,280       (21.8)
Taxes                                                           247          419       (41.1)
                                                            -------- ------------
Group profit after taxes                                        754          861       (12.4)
Minority interests                                               71           87       (18.4)
                                                            -------- ------------
Net profit                                                      683          774       (11.8)
Preference share dividend                                        11           20       (45.0)
                                                            -------- ------------
Net profit available to common shareholders                     672          754       (10.9)
                                                            ======== ============

Earnings per common share of NLG 1.25* (EUR )                  0.45         0.51       (11.8)

Average exchange EUR/USD-rate                                  0.91         0.97        (6.2)

* Based on the average number of common shares outstanding.

The quarterly figures have not been audited.
                                                                        Annex 2
Consolidated balance sheet at 31 March 2001
after profit appropriation
(in millions of euros and  %)
                                               2001          2000
                                             31 March       31 Dec.
                                                                      % change
Assets
Cash                                            9,089         6,456       40.8
Short-dated government paper                    9,929        11,199     (11.3)
Banks                                          70,757        48,581       45.6

Loans to public sector                         15,486        14,974        3.4
Loans to private sector                       256,351       245,450        4.4
Professional securities transactions           65,018        58,842       10.5
                                          ------------  ------------
Loans                                         336,855       319,266        5.5
Interest-earning securities                   125,792       108,053       16.4
Shares                                         21,497        21,094        1.9
Participating interests                         2,193         2,026        8.2
Property and equipment                          6,745         6,813      (1.0)
Other assets                                    7,816         7,764        0.7
Prepayments and accrued income                 11,069        11,917      (7.1)
                                          ------------  ------------
                                              601,742       543,169       10.8
                                          ============  ============

Liabilities
Banks                                         129,534       101,510       27.6

Saving accounts                                83,187        80,980        2.7
Deposits and other customer accounts          163,597       155,549        5.2
Professional securities transactions           48,602        43,020       13.0
                                          ------------  ------------
Total client accounts                         295,386       279,549        5.7
Debt securities                                63,899        60,283        6.0
Other liabilities                              53,418        41,080       30.0
Accruals and deferred income                   12,398        14,791     (16.2)
Provisions                                     13,423        13,422        0.0
                                          ------------  ------------
                                              568,058       510,635       11.2
Fund for general banking risks                  1,357         1,319        2.9
Subordinated liabilities                       14,611        13,405        9.0

Shareholders' equity                           12,200        12,523      (2.6)
Minority interests                              5,516         5,287        4.3
                                          ------------  ------------
Group equity                                   17,716        17,810      (0.5)

                                          ------------  ------------
Group capital                                  33,684        32,534        3.5
                                          ------------  ------------
                                              601,742       543,169       10.8
                                          ============  ============

Contingent liabilities                         50,791        49,044        3.6
Committed facilities                          153,400       138,457       10.8

Exchange EUR/USD-rate                            0.88          0.93      (5.4)

The quarterly figures have not been audited.

                                                                         Annex 3
Analysis of private sector loans by SBU
(in billions of euros and %)
                                           31 March     31 Dec.
                                               2001        2000    % change

Wholesale Clients                              61.7        58.3         5.8
Consumer & Commercial Clients                 177.3       169.7         4.5
Private Clients & Asset Management              5.6         5.9       (5.1)
Corporate Centre                                2.9         2.9
ABN AMRO Lease Holding                          8.9         8.6         3.5
                                         ----------- -----------
Group                                         256.4       245.4         4.5
                                         =========== ===========

Staff
(fte)
                                           31 March     31 Dec.
                                               2001         2000    % change

Wholesale Clients                            22,464      23,003       (539)
Consumer & Commercial Clients                74,939      75,867       (928)
Private Clients & Asset Management            5,817       5,275         542
Corporate Centre                                584         579           5
ABN AMRO Lease Holding                        7,345       7,070         275
                                         ----------- ----------- -----------
Group                                       111,149     111,794       (645)
                                         =========== =========== ===========




Share data
                                                                         31 March      31 Dec.
                                                                             2001        2000       % change

Number of common shares outstanding (in millions)                         1,498.1     1,500.4         (0.2)
Net asset value per common share (in euros)                                  7.58        7.78         (2.6)
Number of preference shares (in millions)                                   362.5       362.5
Number of convertible preference shares (in millions)                         0.8         0.8


Changes in shareholders' equity for the first quarter 2001
(in millions of euros)
                                                          1st Q 2001  1st Q 2000
                                                         ----------- -----------

Shareholders' equity as at the beginning of the period        12,544      11,987
Retained earnings and stock dividends                            522         569
Exercised options and conversion                                   5           3
Goodwill                                                       (752)       (457)
Revaluations and other movements                                               1
Currency translation differences                                (12)         201
                                                         ----------- -----------
                                                              12,307      12,304
Treasury stock                                                   107         182
                                                         ----------- -----------
                                                         ----------- -----------
Shareholders' equity as at the end of the period              12,200      12,122
                                                         =========== ===========


                                                                          Annex 4
Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)
                                                                         first quarter
                                    ----------------------------------------------------------------------------------------
                                         Netherlands           North America            Brazil                 Rest
                                    ------------------------------------------------------------------ ---------------------
                                         2001        2000       2001       2000       2001       2000       2001       2000

Net interest revenue                      491         569        601        559        381        381        156        162
Net commissions                           190         183        167        140         72         87         21         54
Results from financial transactions        12          13         18         14         13          8         13          5
Other revenue                              23          19        130        104         34         29        123         56
                                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Total revenue                             716         784        916        817        500        505        313        277
Operating expenses                        621         589        514        457        325        328        138        185
                                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Operating result                           95         195        402        360        175        177        175         92
Provision for loan losses                  54          11         47         29         62         26         13         24
                                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Operating profit before taxes              41         184        355        331        113        151        162         68

Taxes                                      12          48        108         93                    27         19         27
                                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Group profit after taxes                   29         136        247        238        113        124        143         41

Minority interests                                                24         31          5         12          3          2
                                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Net profit                                 29         136        223        207        108        112        140         39
                                    ========== =========== ========== ========== ========== ========== ========== ==========

                                    31 March 2001          31 March 2001         31 March 2001         31 March 2001

Staff (fte)                            28,519                 17,154                20,082                 9,184
Risk weighted assets (EUR bln)           66.0                   66.9                   7.4                  23.0





Profit & Loss accounts BUs of Private Clients & Asset Management
(in millions of euros)
                                                          first quarter
                                        ---------------------------------------------------
                                        ---------------------------------------------------
                                              Private Clients          Asset Management
                                        ---------------------------------------------------
                                               2001         2000         2001         2000

Net interest revenue                             67           65            7            6
Net commissions                                 122          142          122          100
Results from financial transactions              11           10            2          (2)
Other revenue                                    12           18          (1)            3
                                        ------------ ------------ ------------ ------------
Total revenue                                   212          235          130          107
Operating expenses                              161          122          111           75
                                        ------------ ------------ ------------ ------------
Operating result                                 51          113           19           32
Provision for loan losses                         4
Operating profit before taxes                    47          113           19           32
Taxes                                            17           33            5            6
                                        ------------ ------------ ------------ ------------
Group profit after taxes                         30           80           14           26
Minority interests                                2            6
                                        ------------ ------------ ------------ ------------
Net profit                                       28           74           14           26
                                        ============ ============ ============ ============

                                        31 March 2001             31 March 2001
Staff (fte)                                   3,465                     2,277
Risk weighted assets (EUR bln)                  6.1                         0

NB.  The numbers stated above are unaudited and are proforma.




                                                                      Annex 5
Cash flow statement in the first quarter 2001
(in millions of euros)
                                                         1st Q       1st Q
                                                          2001        2000
                                                        ----------  ----------

Liquid funds as at the beginning of the period           16,105      12,471
Net cash flow from operations / banking activities       (2,977)     (1,113)
Net cash flow from investment activities                 (6,251)       2,725
Net cash flow from financing activities                   1,280       (702)
Currency translation differences                            146       (658)
                                                        ----------  ----------
Liquid funds as at the end of the period                  8,303      12,723
                                                        ==========  ==========




Consolidated profit and loss account
Quarterly results 2001 / 2000
(in millions of euros)

                                                                    2001                                              2000
                                                                  --------------------------------------------------------
                                                                     1st Q       4th Q       3rd Q       2nd Q       1st Q
Net interest revenue                                                 2,262       2,522       2,369       2,257       2,256
Revenue from securities and participating interests                    121          58         179         132          82
Net commissions                                                      1,291       1,449       1,422       1,465       1,544
Results from financial transactions                                    542         258         390         365         556
Other revenue                                                          317         385         271         291         218
                                                                ----------- ----------- -----------  ----------  ----------
Total revenue                                                        4,533       4,672       4,631       4,510       4,656
Staff costs                                                          1,874       1,983       1,829       1,759       1,889
Other administrative expenses                                        1,138       1,281       1,255       1,172       1,093
Depreciation                                                           241         246         245         228         222
                                                                ----------- ----------- -----------  ----------  ----------
Operating expenses                                                   3,253       3,510       3,329       3,159       3,204
                                                                ----------- ----------- -----------  ----------  ----------
Operating result                                                     1,280       1,162       1,302       1,351       1,452
Operating profit before taxes                                        1,001       1,015       1,195       1,235       1,280
Net profit                                                             683         676         796         851         774
Net profit, available to common shareholders                           672         657         776         831         754

Earnings per common share of NLG 1.25 (EUR)                           0.45        0.44        0.52        0.57        0.51
Earnings per share diluted (EUR)                                      0.44        0.43        0.52        0.56        0.51
Dividends (EUR)                                                                   0.50                    0.40
Return on equity                                                     23.2%       22.1%       26.3%       29.5%       26.6%
Efficiency ratio                                                     71.8%       75.1%       71.9%       70.1%       68.8%

BIS capital ratio                                                   10.19%      10.39%       9.90%      10.22%      10.02%
BIS tier 1 ratio                                                     6.82%       7.20%       6.78%       6.75%       6.62%
BIS capital base (EUR mln)                                          28,362      27,421      29,069      27,793      27,195
Risk weighted assets (EUR mln)                                     278,414     263,853     293,630     271,850     271,488

NB.  The numbers stated above are unaudited and are proforma


For the applied accounting policies, we refer to our 2000 annual report with effect from January 1, 2001, internally developed software is capitalised and during the life-time amortised to the profit & loss account.
